Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

June 5, 2025

Kathleen Krebs and Jan Woo
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Registration Statement on Form S-1 Filed May 7, 2025 File No. 333-287013

Dear Ms. Krebs and Ms. Woo:

On behalf of our client, Nature’s Miracle Holding Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 3, 2025 (the “Staff’s Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1
Cover page

1.	You indicate on the cover page and elsewhere that the purchase price for each put by the company to the investor is subject to a floor of $0.05 per share. Please revise to clarify that, since your common shares are not listed on Nasdaq or a national exchange, there is currently no floor price on the purchase price. In this regard, Section 2.2 of the Equity Financing Agreement states the following: “The Purchase Price of the Put shall be eighty percent (80%) percent of the Market Price. Following an up-list to the NASDAQ or a national exchange, the Purchase Price shall be ninety percent (90%) of the lowest volume weighted average price during the Pricing Period, subject to a floor price of $0.05 per share, below which the Company shall not deliver a Put (the ‘Purchase Price’).”

Response: The Company has revised the disclosure on the cover page and on pages 11 and 16 of the Amended Registration Statement in response to the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Kathleen Krebs and Jan Woo June 5, 2025 Page 2

The Committed Equity Financing, page 10

2.	You indicate under the description of the Equity Financing Agreement that the investor is not obligated to buy any shares under the Equity Financing Agreement if it would result in the investor beneficially owning more than 4.99% of the then- outstanding shares of common stock. Similarly, you also indicate under the description of the Securities Purchase Agreement that the investor cannot convert the Series A Preferred Stock if it results in the holder having more than 4.99% of the total outstanding common shares of the company. Please clarify in each of the descriptions that the 4.99% beneficial ownership limitation does not prevent the investor from selling some or all of the company’s shares it acquires and then acquiring additional shares so that investor is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company’s outstanding common shares.

Response: The Company has revised the disclosure on pages 10, 11, 16, 82 and 86 of the Amended Registration Statement in response to the Staff’s comment.

EPFA, page 10

3.	You indicate that you are registering $20 million worth of shares issuable under the Equity Financing Agreement, which may result in the issuance of up to 158,730,159 shares based upon a purchase price calculated using the trading prices of your shares on May 4, 2025. Please revise to clarify that you are registering 55,817,669 shares issuable under the Equity Financing Agreement. Disclose the approximate amount you could receive under the Equity Financing Agreement if you issued all 55,817,669 shares based upon the most recent and lowest traded price of your common stock with a 20% discount. Also disclose the amount of shares you would have to issue based upon this same price in order to receive the full $20 million under the Equity Financing Agreement.

Response: The Company has revised the disclosure on page 10 of the Amended Registration Statement in response to the Staff’s comment.

Kathleen Krebs and Jan Woo June 5, 2025 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 36

4.	Please discuss the expansion of your business in the field of electric vehicle distribution, data centers and Bitcoin mining and the related commitments and uncertainties. For example, discuss the amount of funding needed to meet your obligations under your agreements as well as the timing and resources required to complete development of these businesses and to begin generating revenues. To the extent you discuss these matters elsewhere in the prospectus, provide descriptive cross-reference(s) to where the disclosure is located.

Response: The Company has revised the disclosure on page 32 of the Amended Registration Statement in response to the Staff’s comment.

Business, page 40

5.	You indicate that your subsidiary entered into an investment agreement on November 22, 2024, to acquire 51% of Future Tech Incorporated. Please file the agreement as an exhibit. Disclose the current stage of development of the Ohio-based data center and vertical farming facility. Disclose the extent to which the closing conditions have been met and if there is a deadline for meeting those conditions. Clarify whether your initial investment was $200,000, as disclosed on page 56, or $700,000, as disclosed on page 2. Disclose whether the initial investment was paid in cash or other consideration and how the additional $2.8 million will be paid.

Response: The Company has filed the agreement with Future Tech Incorporated as exhibit 10.38 and revised the disclosure on page 58 of the Amended Registration Statement in accordance with the Staff’s comment.

6.	You indicate that your subsidiary entered into a stock purchase agreement on December 13, 2024, to acquire 90% of J&Y Marigold Ltd, a Toronto-based company developing a bitcoin mining facility, for up to $5.32 million. Please file this purchase agreement as an exhibit. Disclose the material terms of the agreement, including the payment schedule, the conditions to the company’s payment obligations and the termination date of the agreement. In addition, update your disclosure to indicate whether phase I was completed in the first quarter of 2025 and whether phase II is still expected to be completed in the second quarter of 2025. Explain what the bitcoin mining facility will consist of at closing and the extent to which it will be operational.

Response: The Company has filed the agreement with J&Y Marigold Ltd as exhibit 10.37 and revised the disclosure on page 57 of the Amended Registration Statement to reflect that the agreement was terminated in March 2025.

Kathleen Krebs and Jan Woo June 5, 2025 Page 4

7.	Please provide more details regarding your new business distributing electric vehicles. For example, discuss how you will source and supply the vehicles. Disclose the material terms of the distribution agreements and purchase orders you have entered into. To the extent material, file the agreements as exhibits.

Response: The Company has revised the disclosure on page 32 of the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: James Li